UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Conolog Corporation
                -------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                -------------------------------------------------
                         (Title of Class of Securities)

                                   208254-805
                                   ----------
                                 (CUSIP Number)

                            Arnold N. Bressler, Esq.
                       One Pennsylvania Plaza, 49th Floor,
                 New York, New York 10119-0165 - (212) 594-5300
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 6, 2004
                                   -----------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1        NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       MARC BENOU
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  [ ]
                                                            (b)  [ ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS*

                  OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):  [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

                  223,786,000
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8        SHARED VOTING POWER

                  -0-
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9        SOLE DISPOSITIVE POWER

                  223,786,000
--------------------------------------------------------------------------------
10       SHARED DISPOSITIVE POWER

                  -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  223,786,000
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*  [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              10.7%(1)
--------------------------------------------------------------------------------

----------
1 Based on the Company having 2,100,313 shares of its Common Stock issued and outstanding (excluding shares held in Treasury) on May 24, 2004

14       TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

         This Schedule 13D relates to shares of the Common Stock, $.01 par value per share, of Conolog Corporation, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 5 Columbia Road, Somerville, New Jersey 08876.

Item 2.  Identity and Background

         (a) Marc Benou

         (b) Mr. Benou's business address is 5 Columbia Road, Somerville, New Jersey 08876.

         (c) Mr. Benou is President, Chief Operating Officer and Secretary of the Company.

         (d-e) During the last five years, Mr. Benou has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

         (f) Mr. Benou is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         At their annual meeting, the Company's shareholders authorized the Company's Board of Directors to from time-to-time issue an aggregate of 800,000 shares of the Company's Common Stock to the Company's directors and officers. Pursuant to this authorization, the Company's directors granted Mr. Benou 390,000 shares; and he has sold 140,000 of these shares.

Item 4.  Purpose of Transaction

         At their annual meeting, the Company's shareholders authorized the Company's Board of Directors to from time-to-time issue an aggregate of 800,000 shares of the Company's Common Stock to the Company's directors and officers. Pursuant to this authorization, the Company's directors granted Mr. Benou 340,000 shares; and he has sold 140,000 of these shares.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) Mr. Benou is the beneficial owner of 223,786,000 shares of the Company's Common Stock. This represents 10.7% of the Company's issued and outstanding shares.(1)

Item 6. Contracts, Arrangements, Understandings on Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Materials to be Filed as Exhibits

         None.

                                   SIGNATURES

After reasonable inquiry, and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                                                /s/ Marc Benou
                                                                ----------------
                                                                Marc Benou

June 1, 2004